Exhibit 99.1

VINCI PARTNERS INFRASTRUCTURE ANNOUNCES DIVESTMENT OF LEST, A POWER TRANSMISSION CONCESSIONAIRE

Rio de Janeiro, November 23, 2021 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that Vinci Infra Transmissão Fundo de Investimento em Participações em Infraestrutura, alongside its co-investment vehicles (“the Fund” or “FIP Infra Transmissão”), the family of funds managed by Vinci Partners’ Infrastructure strategy, have entered into a definitive agreement for the sale of its 50.1% stake in Linhas de Energia do Sertão Transmissora S.A. (“Lest”or “the Company”), a power transmission concessionaire. The transaction is subject to customary closing conditions and is expected to close until year-end 2021.

Lest is a special purpose company that explores the concession of public electricity transmission services for the implementation, operation, and maintenance of two transmission line projects in the Northeast region of Brazil.

FIP Infra Transmissão acquired control of Lest through a public concession auction in 2017 and has since worked closely with the Company’s management team, leading asset implementation and improving its debt structure. The Fund had partially realized its investment in Lest in 2019, reaching fully realized status with this transaction. FIP Infra Transmissão has one remaining investment in its portfolio, Água Vermelha Transmissora, or AVT, a thirty-year concession for the implementation and operation of a static compensator project in the state of Minas Gerais.

José Guilherme Souza, partner and Head of Infrastructure for Vinci Partners, said, “Our divestment in Lest builds upon the Infrastructure team’s extensive track record in power transmission projects, by correctly identifying risks and opportunities in the initial phase of a public auction, together with an effective project management from start to end.”

About Vinci Partners Infrastructure

Our infrastructure core plus strategy seeks to have exposure to real assets related to physical infrastructure, through investments in equity and debt instruments across several sectors, including but not limited to power generation and transmission, transportation and logistics, and water & sewage. The infrastructure team aims control or control-oriented positions in brownfield and greenfield opportunities and employs active hands-on management of assets and operations.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statCements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

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RJ: +55 (21) 2159-6240